[redacted]

12010430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 67807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place 3rd Floor
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPA's
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the America's (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradingScreen Brokerage Services LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

CRYSTAL SICKLER
Notary Public, State of New York
Registration # 01SI6210351
Qualified in New York County
Commission Expires 8/17/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011

"Public"

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index

MHM®

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (a limited liability company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradingScreen Brokerage Services, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 28, 2012

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2011

ASSETS

Current assets:	
Cash	$ 257,237
Prepaid expenses and other current assets	2,804
Receivables from broker	2,906
	$ 262,947

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Due to parent (Note 3)	$ 121,150
Accounts payable	2,000
Total current liabilities	123,150
Member's capital	139,797
	$ 262,947

See accompanying notes.

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Note 3 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Company owes its Parent $121,150 at December 31, 2011, which is unsecured, non-interest bearing and due on demand.

Note 4 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company has net capital and net capital requirements of $136,993 and $8,210, respectively. The Company's net capital ratio was 0.90 to 1.

Note 5 - Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all the accounts for such customers.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2012, which is the date the statement of financial condition was available to be issued.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2011

Computation of net capital	
Total member's capital	$ 139,797
Less non-allowable assets:	
Prepaid expenses and other current assets	(2,804)
Net capital	$ 136,993
Computation of basic net capital requirements	
Minimum net capital required	$ 8,210
Minimum net capital requirements of reporting broker/dealer	$ 5,000
Net capital requirements	$ 8,210
Excess net capital	$ 128,783
Excess net capital at 1000%	$ 124,678
Computation of aggregate indebtedness (A.I.):	
Due to parent	$ 121,150
Accounts payable	2,000
Total A.I. liabilities	$ 123,150
Percentage of aggregate indebtedness to net capital	89.90%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
There are no material differences between the above computation and the computation included in the Company's corresponding unaudited FOCUS X-17A-5 Part IIA filing.

See independent auditor's report.